UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GENERATION BIO CO.

(Name of Subject Company (Issuer))

XRA 7 CORP.

(Name of Filing Persons (Co-Offeror))

XOMA ROYALTY CORPORATION

(Name of Filing Persons (Co-Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

37148K209

(CUSIP Number of Class of Securities)

Owen Hughes

XOMA Royalty Corporation

2200 Powell Street, Suite 310

Emeryville, California 94608

Tel. (510) 204-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ryan A. Murr

Branden C. Berns

Gibson, Dunn & Crutcher LLP

One Embarcadero Center, Suite 2600

San Francisco, CA 94111

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on January 9, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by XOMA Royalty Corporation, a Nevada corporation (“Parent”) and XRA 7 Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and together with Parent, “Buyer Entities”). This Amendment relates to the offer (the “Offer”) by the Buyer Entities to acquire all of the issued and outstanding shares (the “Company Shares”) of common stock, par value $0.0001 per share (the “Company Common Stock”), of Generation Bio Co., a Delaware corporation (the “Company”), for (i) $4.2913 per Company Share, payable in cash, without interest and less any applicable tax withholding (such amount, or any different amount per share paid pursuant to the Offer, the “Cash Amount”), plus (ii) one non-tradable contingent value right per Company Share (each, a “CVR”), which represents the right to receive certain payments in cash in accordance with the terms and subject to the conditions of the CVR Agreement (as defined below) (the Cash Amount plus one CVR, together, the “Offer Price”), all upon the terms and subject to the conditions described in the Offer to Purchase, dated January 9, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were included as exhibits to the Schedule TO. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 15, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company and Buyer Entities, a copy of which is filed as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The Schedule TO is hereby amended and supplemented as follows:

ITEMS 1	THROUGH 9 AND 11

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

I.

The second bullet point on Page 3 of the Offer to Purchase in the question “What is the CVR and how does it work?” of the Section entitled “Summary Term Sheet” is hereby amended and restated in its entirety to read as follows:

We cannot predict whether any CVR Proceeds will be received or, if any CVR Proceeds are received, the amount or timing of any such receipt. We will pay to the holders of CVRs the applicable CVR Proceeds, if any, as follows:

•	With respect to any Net Cash Excess, within 30 days following the final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date.

•

With respect to any Binney Lease Receivable Amount, within 30 days following the later of (i) final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date, and (ii) termination of the Binney Lease. Buyer Entities cannot reasonably estimate whether, and if so, when, the Binney Lease will be terminated.

•

With respect to any Legacy Assets Transaction Proceeds, within 30 days following the later of (i) final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date, and (ii) receipt by Parent of gross proceeds related to any sale of Legacy Assets. Buyer Entities cannot reasonably estimate when any such gross proceeds, if any, may be received.

•

With respect to any Moderna Collaboration Proceeds, within 30 days following the later of the (i) final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date, and (ii) receipt by Parent of gross proceeds related to the Moderna Collaboration. Buyer Entities cannot reasonably estimate when any such gross proceeds, if any, may be received.

In connection with the Offer, Buyer Entities did not engage any independent valuation firm to conduct an analysis of the potential value of the CVR Proceeds or receive any material non-public information assessing the value of the CVR Proceeds. Buyer Entities are relying on the Company’s estimate of the CVR Proceeds that would be payable.

II.	A new paragraph is hereby inserted on Page 4 of the Offer to Purchase in the question “What is the CVR and how does it work?” of the Section entitled “Summary Term Sheet” to read as follows:

In connection with each payment event under the CVR Agreement, on or prior to the date of such CVR payment, Buyer Entities shall deliver to the Rights Agent a CVR payment notice indicating that CVR holders are entitled to one or more payments of CVR Proceeds and including, among other things, the source and trigger event for such payment and, if applicable, detailed calculations used to determine the amount of any such payment (including related to any Net Cash Shortfall) along with reasonable supporting documentation. Following receipt, the Rights Agent is required to promptly (and in any event within ten business days) send such notice as well as other required information to each CVR holder at such holder’s registered address. For the avoidance of doubt, any Net Cash Shortfall will only be recoverable by Parent to the extent CVR Proceeds otherwise become payable to offset such Net Cash Shortfall, and CVR holders will only be informed of any such Net Cash Shortfall to the extent that CVR Proceeds that otherwise become payable are reduced by a Net Cash Shortfall.

III.

The first full paragraph on Page 50 of the Offer to Purchase in the Section entitled “—7. Summary of the Merger Agreement and Certain Other Agreements” is hereby amended and restated in its entirety to read as follows:

We cannot predict whether any CVR Proceeds will be received or, if any CVR Proceeds are received, the amount or timing of any such receipt. We will pay to the holders of CVRs the applicable CVR Proceeds, if any, as follows:

•	With respect to any Net Cash Excess, within 30 days following the final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date.

•

With respect to any Binney Lease Receivable Amount, within 30 days following the later of (i) final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date, and (ii) termination of the Binney Lease. Buyer Entities cannot reasonably estimate whether, and if so, when, the Binney Lease will be terminated.

•

With respect to any Legacy Assets Transaction Proceeds, within 30 days following the later of (i) final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date, and (ii) receipt by Parent of gross proceeds related to any sale of Legacy Assets. Buyer Entities cannot reasonably estimate when any such gross proceeds, if any, may be received.

•

With respect to any Moderna Collaboration Proceeds, within 30 days following the later of the (i) final determination of the Final Net Cash, which will be determined no later than 120 days following the Merger Closing Date, and (ii) receipt by Parent of gross proceeds related to the Moderna Collaboration. Buyer Entities cannot reasonably estimate when any such gross proceeds, if any, may be received.

In connection with the Offer, Buyer Entities did not engage any independent valuation firm to conduct an analysis of the potential value of the CVR Proceeds or receive any material non-public information assessing the value of the CVR Proceeds. Buyer Entities are relying on the Company’s estimate of the CVR Proceeds that would be payable.

IV.

A new paragraph is hereby inserted following the first full paragraph on Page 50 of the Offer to Purchase in the Section entitled “—7. Summary of the Merger Agreement and Certain Other Agreements” to read as follows:

In connection with each payment event under the CVR Agreement, on or prior to the date of such CVR payment, Buyer Entities shall deliver to the Rights Agent a CVR payment notice indicating that CVR holders are entitled to one or more payments of CVR Proceeds and including, among other things, the source and trigger event for such payment and, if applicable, detailed calculations used to determine the amount of any such payment (including related to any Net Cash Shortfall) along with reasonable supporting documentation. Following receipt, the Rights Agent is required to promptly (and in any event within ten business days) send such notice as well as other required information to each CVR holder at such holder’s registered address. For the avoidance of doubt, any Net Cash Shortfall will only be recoverable by Parent to the extent CVR Proceeds otherwise become payable to offset such Net Cash Shortfall, and CVR holders will only be informed of any such Net Cash Shortfall to the extent that CVR Proceeds that otherwise become payable are reduced by a Net Cash Shortfall.

V.	The first full paragraph on Page 55 of the Offer to Purchase in the Section entitled “ —9. Conditions of the Offer” is hereby amended and restated in its entirety to read as follows:

The conditions to the Offer described above constitute all conditions which must have been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Merger Agreement) as of the Expiration Time in accordance with the Merger Agreement; provided that such conditions do not limit the rights of Buyer Entities to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

VI.	The second full paragraph on Page 55 of the Offer to Purchase in the Section entitled “—9. Conditions of the Offer” is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are for the sole benefit of Buyer Entities and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Buyer Entities in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Parent or Merger Sub). Such rights of termination are described above in “The Tender Offer-Section 7. Summary of the Merger Agreement and Certain Other Agreements-Summary of the Merger Agreement-Termination.” The failure by Buyer Entities or any other Affiliate of Buyer Entities at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time; provided that when one of the foregoing conditions is “triggered,” Buyer Entities undertake to promptly inform stockholders of the Company whether it intends to assert or waive such condition.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2026

XRA 7 Corp.

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: President, Treasurer and Secretary

XOMA Royalty Corporation

By:	/s/ Owen Hughes
Name: Owen Hughes
Title: Chief Executive Officer